UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D/A


         Under the Securities Exchange Act of 1934 (Amendment No.    )*

                               Electroscope Inc.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                            Common Stock - 286135108
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                                 (CUSIP Number)


                James Bowman, Electroscope Inc., 4828 Sterling Drive
                        Boulder, CO 80301, (303) 444-2600
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(Name, Address and Telephone Number of  Person Authorized to Receive Notices and
                                 Communications)

                                  May 26, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D/A

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                          COMMON STOCK CUSIP No. 286135108
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     1     NAME  OF  REPORTING  PERSON:  Timothy  J.  Wynne

           IRS  Identification  No.  _______________
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     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
           (a)  [_]         (b)  [_]
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     3     SEC  USE  ONLY
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     4     SOURCE  OF  FUNDS:  PF
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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)           [_]
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     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:           USA
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NUMBER  OF         7     SOLE  VOTING  POWER                   520,200 shares
SHARES           ---------------------------------------------------------------
BENEFICIALLY       8     SHARED  VOTING  POWER                 -0-
OWNED BY EACH    ---------------------------------------------------------------
REPORTING          9     SOLE DISPOSITIVE POWER                520,200 shares
PERSON   WITH    ---------------------------------------------------------------
                   10    SHARED  DISPOSITIVE  POWER            -0-
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     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY
            EACH  REPORTING  PERSON:                           520,200 shares
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     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*       [_]
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     13     PERCENT  OF  CLASS  REPRESENTED
            BY  AMOUNT  IN  ROW  (11)                          9.6628%
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     14     TYPE OF REPORTING PERSON:                          IN
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This Schedule D/A constitutes Amendment No. 1 to the Schedule 13D filed with the
Securities and Exchange Commission on January 28, 2000 on behalf of Timothy J. Wynne ("Wynne"). This Amendment No. 1 is being filed for the purpose of reporting Wynne's acquisition of additional shares of the Company.


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     This  Schedule  13D/A is  filed  on  behalf  of  Timothy  J.  Wynne.

Item  1.  SECURITY  AND  ISSUER.

     This Schedule 13D/A is filed with respect to shares of Common Stock, no par value ("Common Stock"), of Electroscope, Inc., a Colorado corporation (hereinafter "Electroscope" or the "Company"). The Company's principal executive offices are located at 4828 Sterling Drive, Boulder, Colorado.


Item  2.  IDENTITY  AND  BACKGROUND.

     (a), (b) and (c). This Schedule 13D is being filed by Wynne. His residence and business address is 33826 51st Avenue South, Auburn, Washington 98001. Wynne is the Company's National Sales Manager.

     (d) and (e). During the last five years, Wynne has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f).  Wynne  is  a  citizen  of  the  United  States  of  America.

Item  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.


     Between January 28 and May 26, 2000, Wynne used personal funds to acquire 180,200 shares of the Company's Common Stock at a price range from $.56 to $1.40/ share, or an average of $1.01/share.


Item  4.  PURPOSE  OF  TRANSACTION

     Wynne acquired shares of the Company for investment purposes. Except as described below, Wynne has no present plans or proposals that relate to or would result in any transaction, event or action of the type described in paragraphs (a) through (j) of Item 4. He reserves the right, however, to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

     Depending on market conditions, Wynne plans to purchase an undetermined number of additional shares of the Company from time to time. He has also expressed an interest in seeing changes in the board of directors, including the possibility of his election to the board.

Item  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.


     (a). For the purposes of the Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), Wynne beneficially owns 520,200 shares of Common Stock with constitute 9.6628% of the outstanding and issued Common Stock Of the Company.


     (b). Wynne owns 520,200 shares of the Company's Common Stock individually and has sole voting and dispositive power with respect to those shares.


     (c). On the indicated dates Wynne purchased the stated number of shares at these prices:

               1/28/2000         3,000           .56
               2/11/2000         1,000           .60
               2/16/2000        26,000           .60
               2/17/2000        40,000           .60
               3/06/2000           200           .65
               3/27/2000         2,500           .9375
               4/13/2000        37,500          1.40
               4/17/2000         5,000          1.40
               4/17/2000           500          1.375
               4/25/2000         1,000          1.25
               5/26/2000        33,500          1.28
               5/26/2000        30,000          1.10


     (d).  Not  applicable.

     (e).  Not  applicable.

Item  6.  CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR
          RELATIONSHIPS  WITH  RESPECT  TO  SECURITIES  OF  THE  ISSUER.

          Not  applicable.

Item  7.  MATERIALS  TO  BE  FILED  AS  EXHIBITS.

          Not  applicable.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information as set forth in this initial filing is true, complete and correct.


                                                    /S/  Timothy  J.  Wynne
                                                    ----------------------------
                                                         Timothy  J.  Wynne


Dated:  June ___,  2000



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